MarketAxess Corporation

(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Financial Statements and
Supplementary Schedules
December 31, 2025

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50727

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/25** AND ENDING **12/31/25**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **MarketAxess Corporation**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

55 Hudson Yards, 15th Floor

(No. and Street)

New York	**NY**	**10001**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Cianciulli	**(212) 813-6270**	**mcianciulli@marketaxess.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP

(Name – if individual, state last, first, and middle name)

300 Madison Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

10/20/2003		**238**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Michael R. Cianciulli</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>MarketAxess Corporation</u>, as of <u>12/31</u>, 2<u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

RON EDWARD STEINFELD
NOTARY PUBLIC, STATE OF NEW YORK
No. 02ST6363848
Qualified in New York County
My commission expires August 28, 2026

Signature:

Title:
Head of External Reporting and Compensation Accounting

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Table of Contents
December 31, 2025

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Shareholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7
Supplementary Schedules	
I. Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Rule 1.17 of the Commodity Futures Trading Commission	20
II. Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	21
III. Information Related to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	22



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of MarketAxess Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MarketAxess Corporation (the "Company") as of December 31, 2025, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Rule 1.17 of the Commodity Futures Trading Commission, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2025 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other

records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

New York, New York
February 27, 2026

We have served as the Company's auditor since 2000.

MarketAxess Corporation
Statement of Financial Condition
December 31, 2025

Assets		
Cash and cash equivalents	$	204,986,841
Cash segregated under federal regulations		48,721,668
Investments, at fair value		81,430,598
Accounts receivable, including accounts receivable from affiliates of $5,361,831, net of allowance of $617,924		75,565,869
Receivables from broker-dealers, clearing organizations and customers, including receivables from affiliate of $38,425,616		407,751,448
Goodwill		198,097,052
Intangible assets, net of accumulated amortization		70,801,324
Furniture, equipment and capitalized software, net of accumulated depreciation and amortization		86,385,690
Prepaid expenses and other assets		30,524,901
Total assets		**1,204,265,391**
Liabilities and Shareholder's Equity		
Liabilities		
Accrued employee compensation		44,762,653
Payables to broker-dealers, clearing organizations and customers, including payables to affiliate of $41,610,807		281,427,097
Accounts payable and other liabilities, including payable to affiliates of $21,291,005		66,598,787
Deferred tax liabilities, net		19,800,115
Total liabilities		**412,588,652**
Commitments and Contingencies (Note 11)		
Shareholder's Equity		
Common stock, $0.01 par value, 1,000 shares authorized, issued and outstanding		10
Additional paid-in-capital		426,878,933
Retained earnings		364,797,796
Total shareholder's equity		**791,676,739**
Total liabilities and shareholder's equity	$	**1,204,265,391**

The accompanying notes are an integral part of these financial statements.

MarketAxess Corporation
Statement of Operations
Year Ended December 31, 2025

Revenues

Commissions	$	614,168,250
Information services		21,177,944
Technology services		13,160,907
Investment gains/(losses)		2,632,852
Service agreement fees from affiliates		18,882,182
Other revenue		16,876,391
Total revenues		**686,898,526**

Expenses

Employee compensation and benefits	156,842,734
Service agreement fees to affiliates	85,889,728
Technology and communications	76,833,046
Depreciation and amortization	60,798,925
Marketing and advertising	8,006,016
General and administrative	13,452,122
Professional and consulting fees	16,750,991
Clearing costs	9,233,704
Occupancy	8,999,066
Total expenses	**436,806,332**
Income before provision for income taxes	**250,092,194**
Provision for income taxes	89,241,695
Net income	$ **160,850,499**

The accompanying notes are an integral part of these financial statements.

MarketAxess Corporation
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2025

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
	Shares	Amount			
Balance, January 1, 2025	1,000	$ 10	$ 426,878,933	$ 360,947,297	$ 787,826,240
Dividends paid to MarketAxess Holdings Inc.	—	—	—	(157,000,000)	(157,000,000)
Net income	—	—	—	160,850,499	160,850,499
Balance, December 31, 2025	**1,000**	**$ 10**	**$ 426,878,933**	**$ 364,797,796**	**$ 791,676,739**

The accompanying notes are an integral part of these financial statements.

MarketAxess Corporation
Statement of Cash Flows
Year Ended December 31, 2025

Cash flows from operating activities

Net income	$	160,850,499
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		60,798,925
Amortization of operating lease right of use assets		340,302
Stock-based compensation expense		15,553,363
Deferred taxes		23,265,078
Provision for doubtful accounts		446,041
Other		(1,726,139)
Changes in operating assets and liabilities:		
(Increase) in accounts receivable		(1,329,705)
(Increase) in receivables from broker-dealers, clearing organizations and customers		(137,262,173)
(Increase) in prepaid expenses and other assets		(5,280,726)
(Increase) in trading investments		(66,406)
(Increase) in mutual funds held in rabbi trust		(127,218)
Increase in accrued employee compensation		1,356,587
Increase in payables to broker-dealers, clearing organizations and customers		112,754,693
Increase in accounts payable and other liabilities		7,430,204
(Decrease) in operating lease liabilities		(425,772)
Net cash provided by operating activities		**236,577,553**
Cash flows from investing activities		
Purchases of equipment		(6,875,390)
Capitalization of software development costs		(45,010,926)
Net cash (used in) investing activities		**(51,886,316)**
Cash flows from financing activities		
Dividends paid to MarketAxess Holdings Inc.		(157,000,000)
Net cash (used in) financing activities		**(157,000,000)**
Net increase in cash and cash equivalents		27,691,237
Cash and cash equivalents including restricted cash		
Beginning of year		301,523,155
End of year	$	**329,214,392**
Supplemental cash flow information		
Cash paid for income taxes	$	50,196,281
Cash paid for interest		171,066
Non-cash investing activity		
Furniture, equipment, software and leasehold improvement additions included in accounts payable		414,956
Stock-based and accrued incentive compensation relating to capitalized software development costs		6,499,546

The accompanying notes are an integral part of these financial statements.

1. Organization and Principal Business Activity

MarketAxess Corporation ("the Company") was incorporated in the State of Delaware in September 1997 and operates leading electronic trading platforms delivering expanded liquidity opportunities, improved execution quality and significant cost savings across global fixed-income markets. Institutional investor and broker-dealer firms use the Company's patented trading technology to access global liquidity on its platforms in U.S. high-grade bonds, U.S. high-yield bonds, emerging market debt, Eurobonds, municipal bonds, U.S. government bonds and other fixed-income securities. The Company offers a diverse set of trading protocols, automated and algorithmic trading solutions, intelligent data products and a range of post-trade and technology services to provide an end-to-end trading solution to its network of platform participants. Through its Open Trading® protocols, the Company executes bond trades between and among institutional investor and broker-dealer clients in the leading all-to-all anonymous trading environment for corporate bonds. The Company is a wholly-owned subsidiary of MarketAxess Holdings Inc. (the "Parent"), which is a publicly traded company listed on the NASDAQ Global Select Market under the symbol MKTX.

On May 9, 2025, RFQ-hub Americas LLC, an affiliate of the Company under common control of the Parent, was merged into the Company (the "RFQ-hub Merger"). On December 16, 2025, Pragma LLC and Pragma Financial Systems LLC (collectively, "Pragma"), affiliates of the Company under common control of the Parent, were merged into the Company (the "Pragma Merger", together with the RFQ-hub Merger, the "Mergers"). The Company accounted for the Mergers under ASC 805-50, Transactions Between Entities Under Common Control. Under ASC 805-50, the Mergers represented changes in reporting entity. As such, on May 9, 2025, and December 16, 2025, the net assets of RFQ-hub Americas LLC and Pragma, respectively, were combined with those of the Company at their historical carrying amounts.

The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission and as an introducing broker with the Commodity Futures Trading Commission. It is a member of the Financial Industry Regulatory Authority, the Municipal Securities Rule Making Board, the National Futures Association and the Securities Investor Protection Corporation.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company defines cash equivalents as short-term interest-bearing investments with maturities at the time of purchase of three months or less.

Investments, at Fair Value

Investments are recorded in the Statement of Financial Condition on the trade date. Investments are carried at fair value, with realized and unrealized gains or losses included in investment gains/(losses) in the Statement of Operations.

Fair Value Financial Instruments

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." A three-tiered hierarchy for determining fair value has been established that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace). The Company's financial assets and liabilities measured at fair value on a recurring basis consist of its money market funds and trading securities. All other financial instruments are short-term in nature and the carrying amounts reported on the Statement of Financial Condition approximate fair value.

MarketAxess Corporation
Notes to Financial Statements
(Continued)

Receivables from and Payables to Broker-dealers, Clearing Organizations and Customers

Receivables from broker-dealers, clearing organizations and customers include amounts receivable for securities not delivered by the Company to the purchaser by the settlement date ("securities failed-to-deliver") and cash deposits held at clearing organizations and clearing brokers to facilitate the settlement and clearance of matched principal transactions. Payables to broker-dealers, clearing organizations and customers include amounts payable for securities not received by the Company from a seller by the settlement date ("securities failed-to-receive"). Securities failed-to-deliver and securities failed-to-receive for transactions executed on a matched principal basis where the Company serves as a counterparty to both the buyer and the seller are recorded on a settlement date basis within receivables from and payables to broker-dealers, clearing organizations and customers. The difference between the Company's trade-date receivables and payables for unsettled matched principal transactions reflects commissions earned and is recorded within accounts receivable, net on a trade-date basis.

Allowance for Credit Losses

All accounts receivable have contractual maturities of less than one year and are derived from trading-related fees and commissions and revenues from products and services. The Company continually monitors collections and payments from its customers and maintains an allowance for doubtful accounts. The allowance for credit losses is based on the expected credit losses in accounts receivable, as determined from a review of aging schedules, past due balances, historical collection experience and other specific collection issues that have been identified. Account balances are grouped for evaluation based on various risk characteristics, including billing type, legal entity, and geographic region. Additions to the allowance for credit losses are charged to bad debt expense, which is included in general and administrative expense in the Statement of Operations. Balances that are determined to be uncollectable are written off against the allowance for credit losses. The allowance for credit losses was $617,924 as of December 31, 2025. The provision for credit losses and write-offs against the allowance for credit losses were $446,041 and $291,859, respectively, for the year ended December 31, 2025.

Furniture, Equipment and Leasehold Improvements

Fixed assets are carried at cost less accumulated depreciation. The Company uses the straight-line method of depreciation over three to seven years.

Software Development Costs

The Company capitalizes certain costs associated with the development of internal use software, including among other items, employee compensation and related benefits and third-party consulting costs, at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. Once the product is ready for its intended use, such costs are amortized on a straight-line basis over three to five years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Leases

At lease commencement, a right-of-use asset and a lease liability are recognized for all leases with an initial term in excess of 12 months based on the initial present value of the fixed lease payments over the lease term. The lease right-of-use asset also reflects the present value of any initial direct costs, prepaid lease payments and lease incentives. The Company's leases do not provide a readily determinable implicit discount rate. Therefore, management estimates the Company's incremental borrowing rate used to discount the lease payments based on the information available at lease commencement. The Company includes the term covered by an option to extend a lease when the option is reasonably certain to be exercised. Operating lease expense is recognized on a straight-line basis over the lease term and included as a component of technology and communications expense in the Statement of Operations.

Revenue Recognition

The Company's classification of revenues in the Statement of Operations represents revenues from contracts with customers disaggregated by type of revenue. The Company has three revenue streams as described below.

Commission revenue — The Company charges its broker-dealer clients variable transaction fees for trades executed on its platforms and, under certain plans, distribution fees or monthly minimum fees to use the platforms for a particular product area. Variable transaction fees are recognized on a trade date basis, are generally calculated as a percentage of the notional dollar volume of bonds traded on the platforms and vary based on the type, size, yield and maturity of the bond traded, as well as individual client incentives. Bonds that are more actively traded or that have shorter maturities generally generate lower commissions, while bonds that are less actively traded or that have longer maturities generally command higher commissions. Under the Company's disclosed trading transaction fee plans, variable transaction fees, distribution fees and unused monthly fee commitments are invoiced and recorded on a monthly basis.

MarketAxess Corporation
Notes to Financial Statements
(Continued)

For Open Trading trades that the Company executes between and among institutional investor and broker-dealer clients on a matched principal basis by serving as counterparty to both the buyer and the seller, the Company earns its commission through the difference in price between the two trades. The commission is collected upon settlement of the trade, which typically occurs within one to two trading days after the trade date. For the majority of the Company's U.S. government bonds matched principal trades, commissions are invoiced and recorded on a monthly basis. The following table presents commission revenue by fee type for the year ended December 31, 2025:

Commission revenue by fee type

Variable transaction fees		
Disclosed trading	$	306,989,235
Open Trading – matched principal trading		138,110,757
U.S. government bonds - matched principal trading		18,028,521
Other		22,301,144
Total variable transaction fees		485,429,657
Distribution fees and unused minimum fees		128,738,593
Total commissions	$	614,168,250

Information services – Information services includes data licensed to the Company's broker-dealer clients, institutional investor clients and data-only subscribers. The nature and timing of each performance obligation may vary as these contracts are either subscription-based services transferred over time, and may be net of volume-based discounts, or one-time services that are transferred at a point in time. Revenues for services transferred over time are recognized ratably over the contract period as the Company's performance obligation is met whereas revenues for services transferred at a point in time are recognized in the period the services are provided. Customers are generally billed monthly, quarterly, or annually; revenues billed in advance are deferred and recognized ratably over the contract period. The following table presents information services revenue by timing of recognition for the year ended December 31, 2025:

Information services revenue by timing of recognition

Services transferred over time	$	20,298,576
Services transferred at a point in time		879,368
Total information services revenues	$	21,177,944

Technology services – Technology services revenue primarily includes technology-related license and connectivity fees and revenue generated from telecommunications line charges to broker-dealer clients. Customers may be billed monthly or quarterly in arrears or in advance, and revenue is recognized in the period transactions are processed. Revenues billed in advance are deferred and recognized ratably over the contract period. The following table presents technology services revenue by timing of recognition:

Technology services revenue by timing of recognition

Services transferred over time	$	12,386,792
Services transferred at a point in time		774,115
Total information services revenues	$	13,160,907

Contract liabilities consist of deferred revenues that the Company records when cash payments are received or due in advance of services to be performed. The revenue recognized from contract liabilities and the remaining balance is shown below:

	December 31, 2024	Payments received in advance of services to be performed	Revenue recognized for services performed during the period	December 31, 2025
Total deferred revenue	$ 3,715,076	$ 21,333,932	$ (21,402,410)	$ 3,646,598

The majority of the Company's contracts are short-term in nature with durations of less than one-year. For contracts with original durations extending beyond one year, the aggregate amount of the transaction price allocated to remaining performance obligations was $23,172,306 as of December 31, 2025. The Company expects to recognize revenue associated with the remaining performance obligations over the next 34 months.

Investment gains/(losses)– Investment gains/(losses) includes realized and unrealized gains and losses on the Company's trading securities.

Service agreement fees from affiliates– Service agreement fees from affiliates reflect revenues received for services provided to affiliates.

Other Revenues– Other revenues primarily includes interest income earned on the Company's cash and cash equivalents, restricted cash, deposits and U.S. treasury investments and other miscellaneous income.

Stock-Based Compensation

The Company measures and recognizes compensation expense for all share-based payment awards based on their estimated fair values measured as of the grant date. These costs are recognized as an expense in the Statement of Operations over the requisite service period, which is typically the vesting period, with an offsetting payable to the Parent. Forfeitures are recognized as they occur.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such assets will not be realized in future years. Tax benefits for uncertain tax positions are recognized when it is more likely than not that the positions will be sustained upon examination based on their technical merits. The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes in the Statement of Operations. All tax effects related to share-based payments are recorded in the provision for income taxes in the periods during which the awards are exercised or vest.

The Company files federal and combined state and local income tax returns with its Parent and U.S. affiliates. Pursuant to a tax sharing agreement between the Company and the Parent, income tax expense recorded by the Company is determined on a separate company basis.

Goodwill and Intangible Assets

The Company operates as a single reporting unit. An impairment review of goodwill is performed on an annual basis, at year-end, or more frequently if circumstances change. Intangible assets with definite lives, including customer relationships, are amortized over their estimated useful lives which range from one to 15 years using either a straight-line or accelerated amortization method based on the pattern of economic benefit the Company expects to realize from such assets. Intangible assets are assessed for impairment when events or circumstances indicate the existence of a possible impairment.

MarketAxess Corporation
Notes to Financial Statements
(Continued)

Credit Risk

The Company acts as a matched principal counterparty in connection with the Open Trading transactions that it executes between clients. The Company acts as an intermediary in these transactions by serving as counterparty to both the buyer and the seller in trades. Settlement typically occurs within one to two trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded.

The Company is exposed to credit and performance risks in its role as a matched principal trading counterparty to its Open Trading clients executing bond trades on its platforms, including the risk that counterparties that owe the Company money or securities will not perform their obligations. These parties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these transactions can increase the Company's risk. Where the unmatched position or failure to deliver is prolonged, there may also be regulatory capital charges required to be taken by the Company. There can be no assurance that the policies and procedures the Company uses to manage this credit risk will effectively mitigate the credit risk exposure.

Cash and cash equivalents include cash and money market instruments that are primarily maintained at three major global banks. Given this concentration, the Company is exposed to certain credit risk in relation to the Company's deposits at these banks.

3. Net Capital and Customer Protection Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 1.17 of the Commodity Futures Trading Commission, the Company is required to maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit items, as defined. As of December 31, 2025, the Company had net capital of $331,320,818, which exceeded its required net capital of $2,158,840 by $329,161,978.

The Company is required to segregate funds in a special reserve bank account for the benefit of customers pursuant to Rule 15c3-3 of the Exchange Act. As of December 31, 2025, the Company had a balance of $48,721,668 in its special reserve bank account. The Company does not carry PAB accounts as defined by Rule 15c3-3 of the Exchange Act.

4. Fair Value Measurements

The following table summarizes the valuation of the Company's assets measured at fair value as categorized based on the hierarchy described in Note 2:

As of December 31, 2025	Level 1	Level 2	Level 3	Total
Money market funds	$ 20,006,043	$ —	$ —	$ 20,006,043
Trading securities:				
U.S. Treasuries	—	75,823,484	—	75,823,484
Mutual funds held in rabbi trust	—	5,607,114	—	5,607,114
Total	$ 20,006,043	$ 81,430,598	$ —	$ 101,436,641

Money market funds are included in cash and cash equivalents on the Statement of Financial Condition. Securities classified within Level 2 were valued using a market approach utilizing prices and other relevant information generated by market transactions involving comparable assets. The mutual funds held in a rabbi trust represent investments associated with the Parent's deferred cash incentive plan (see Note 12).

MarketAxess Corporation
Notes to Financial Statements
(Continued)

The table below presents the carrying value, fair value and fair value hierarchy category of the Company's financial assets and liabilities that are not measured at fair value on the Statement of Financial Condition. The carrying values of the Company's financial assets and liabilities not measured at fair value categorized in the fair value hierarchy as Level 1 and Level 2 approximate fair value due to the short-term nature of the underlying assets and liabilities.

	Carrying Value	Fair Value	Level 1	Level 2	Level 3	Total
As of December 31, 2025						
Financial assets not measured at fair value:						
Cash	$ 184,980,798	$ 184,980,798	$ 184,980,798	$ —	$ —	$ 184,980,798
Cash segregated under federal regulations	48,721,668	48,721,668	48,721,668	—	—	48,721,668
Accounts receivable, net	75,565,869	75,565,869	—	75,565,869	—	75,565,869
Receivables from broker-dealers, clearing organizations and customers	407,751,448	407,751,448	75,333,883	332,417,565	—	407,751,448
Total	$ 717,019,783	$ 717,019,783	$ 309,036,349	$ 407,983,434	$ —	$ 717,019,783
Financial liabilities not measured at fair value:						
Payables to broker-dealers, clearing organizations and customers	$ 281,427,097	$ 281,427,097	$ —	$ 281,427,097	$ —	$ 281,427,097

During the year ended December 31, 2025, there were no transfers between Level 1, Level 2 and Level 3 assets and liabilities.

The following is a summary of the Company's investments:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
As of December 31, 2025				
U.S. Treasuries	$ 75,494,987	$ 328,497	$ —	$ 75,823,484
Mutual funds held in rabbi trust	5,092,122	518,280	(3,288)	5,607,114
Total investments	$ 80,587,109	$ 846,777	$ (3,288)	$ 81,430,598

The following table summarizes the fair value of the Company's U.S. Treasury investments based upon the contractual maturities as of December 31, 2025:

Less than one year	$ —
Due in 1 - 5 years	75,823,484
Total	$ 75,823,484

Purchases of investments during the year ended December 31, 2025 were $25,066,406. Proceeds from the sales and maturities of investments during the year ended December 31, 2025 were $25,000,000. Net unrealized gains on trading securities were $1,714,867 for the year ended December 31, 2025. Net realized gains on trading securities were $686,573 for the year ended December 31, 2025.

MarketAxess Corporation
Notes to Financial Statements
(Continued)

5. Receivables from and Payables to Broker-dealers, Clearing Organizations and Customers

As of December 31, 2025, the Company's receivables from and payables to broker-dealers, clearing organizations and customers consisted of the following:

Receivables from broker-dealers, clearing organizations and customers:		
Securities failed-to-deliver – broker-dealers and clearing organizations	$	205,299,889
Securities failed-to-deliver - customers		122,067,358
Cash deposits with clearing organizations and broker-dealers		75,333,883
Other		5,050,318
Total	$	407,751,448
Payables to broker-dealers, clearing organizations and customers:		
Securities failed-to-receive – broker-dealers and clearing organizations	$	161,735,243
Securities failed-to-receive - customers		111,703,183
Other		7,988,671
Total	$	281,427,097

6. Goodwill and Intangible Assets

As described in Note 1, the Company accounted for the Mergers as common control transactions under ASC 805. RFQ-hub Americas LLC and Pragma had previous goodwill and intangible assets subject to amortization recorded on their books and records that had been recognized as part of their acquisitions by the Parent in May 2025 and October 2023, respectively. Subsequent to the Mergers, these goodwill and intangible asset balances are recorded on the books and records of the Company.

As of December 31, 2025, Goodwill was $198,097,052. As of December 31, 2025, intangible assets that are subject to amortization, including the related accumulated amortization, are comprised of the following:

		December 31, 2025				
		Cost		**Accumulated amortization**		**Net Carrying amount**
Customer relationships	$	97,190,000	$	(50,950,184)	$	46,239,816
Developed technology		37,600,000		(14,058,492)		23,541,508
Other		1,280,000		(260,000)		1,020,000
	$	136,070,000	$	(65,268,676)	$	70,801,324

Amortization expense associated with identifiable intangible assets was $14,068,673 for the year ended December 31, 2025. The Company's annual estimated total amortization expense is $13,118,344, $12,092,071, $11,133,120, $10,297,862 and $7,803,550 for the years ended December 31, 2026 through 2030, respectively.

7. Furniture, Equipment and Capitalized Software

Furniture, equipment and capitalized software development costs are comprised of the following:

Software development costs	$	311,675,304
Software licenses, computer and related equipment		8,262,357
Office hardware		40,638,138
Accumulated depreciation		(274,190,109)
Total furniture, equipment and capitalized software, net	$	86,385,690

For the year ended December 31, 2025, depreciation and amortization expense on furniture, equipment and capitalized software was $46,648,487. For the year ended December 31, 2025, software development costs totaling $49,071,043 were capitalized. Non-capitalized software costs and routine maintenance costs are expensed as incurred and are included in employee compensation and benefits and professional and consulting fees in the Statement of Operations.

8. Income Taxes

The provision for income taxes consists of the following:

Current:		
Federal	$	24,605,447
State and local		41,371,169
Total current provision		65,976,616
Deferred:		
Federal		18,529,695
State and local		4,735,384
Total deferred provision		23,265,079
Provision for income taxes	$	89,241,695

The difference between the U.S. federal statutory tax rate of 21% and the Company's effective tax rate is as follows:

	Amount	Percent
U.S. federal statutory tax rate	$ 52,519,361	21.0%
State and local income taxes, net of federal income tax effect*	9,721,621	3.9
Tax credits		
Research and development tax credit	(2,748,323)	(1.1)
Nontaxable or nondeductible items	2,862,882	1.1
Changes in unrecognized tax benefits	26,886,154	10.8
Effective tax rate	$ 89,241,695	35.7%

*State taxes in New York and New York City made up the majority (greater than 50%) of the tax effect in this category

The following is a summary of the Company's deferred tax assets and liabilities:

Deferred tax assets		
Stock-based compensation	$	3,530,830
Other		1,375,487
Total deferred tax assets		4,906,317
Deferred tax liabilities		
Depreciation and amortization		(2,320,356)
Goodwill and intangibles		(5,989,544)
Capitalized Software Development Costs		(16,396,533)
Total deferred tax liabilities		(24,706,432)
Deferred tax liabilities, net	$	(19,800,115)

The following is a summary of the Company's cash paid for income taxes, net of refunds:

United Sates Federal	$	39,825,612
United States State and Local		
New York		3,955,433
New York City		3,177,910
Other		3,237,326
Total cash paid for income taxes, net of refunds	$	50,196,281

Included in the total cash paid for income taxes, net of refunds disclosed above is $48,162,046 remitted to the Parent, which remitted such amounts directly to taxing jurisdictions on the Company's behalf.

MarketAxess Corporation
Notes to Financial Statements
(Continued)

As of December 31, 2025, the Company was under a New York State income tax examination for tax years 2015 through 2020 and a New York City income tax examination for the tax years 2016 through 2018. Generally, other than New York City and State, the Company is no longer subject to tax examinations by tax authorities for years prior to 2021. Refer to Note 15, Subsequent Events.

A reconciliation of the Company's unrecognized tax benefits is as follows:

Balance at December 31, 2024	$ —
Increase based on tax positions related to the current period	2,454,195
Increases based on tax positions related to prior periods	19,908,898
Balance at December 31, 2025	$ 22,363,093

As of December 31, 2024, the Company had $22,363,093 of unrecognized tax benefits recorded. During the year ended December 31, 2025, the Company recognized $11,670,013 in gross penalties and interest. The Company had $11,670,013 accrued for the payment of interest and penalties at December 31, 2025.

9. Affiliate Transactions

The Company incurred allocated expenses from the Parent including occupancy, utilities, audit, insurance and depreciation and amortization of leasehold improvements and furniture and fixtures based on an internal methodology. The allocated costs were $13,524,151 for the year ended December 31, 2025. In addition, the Parent makes tax payments on the Company's behalf. As of December 31, 2025, the amounts due to and from the Parent were $13,940,037 and $1,114,359, respectively. The net amount due to the Parent was $12,825,678 and is included in accounts payable and other liabilities on the Statement of Financial Condition.

An affiliate provides technology services to users of the Company's trading platforms. The related costs charged by this affiliate to the Company amounted to $1,815,590 and are included in service agreement fees to affiliates in the Statement of Operations for the year ended December 31, 2025. As of December 31, 2025, the amounts due to and from this affiliate were $148,780 and $1,786,155, respectively. The net amount due from this affiliate was $1,637,375 and is included in accounts receivable on the Statement of Financial Condition.

The Company provides IT development support for an overseas affiliate that operates trading platforms for certain users principally located in Europe and Asia. The related costs the Company charged to this affiliate amounted to $17,508,474 for the year ended December 31, 2025, and is included in service agreement fees from affiliates in the Statement of Operations. This affiliate also provides IT development and intermediary services to the Company for sales and customer support for clients in the region that trade U.S. products. The related costs incurred to this affiliate by the Company amounted to $82,175,399 for the year ended December 31, 2025, and is included in service agreement fees to affiliates in the Statement of Operations. As of December 31, 2025, the amounts due to and from this affiliate were $7,586,252 and $563,024, respectively. The net amount due to this affiliate was $7,023,228 and is included in accounts payable and other liabilities on the Statement of Financial Condition.

The Company provides IT services and related infrastructure support to an affiliate. The related costs the Company charged to this affiliate amounted to $752,041 and is included in service agreement fees from affiliates in the Statement of Operations for the year ended December 31, 2025. This affiliate also provides the Company with market data services. The related costs charged by this affiliate to the Company amounted to $990,239 and is included in service agreement fees to affiliates in the Statement of Operations for the year ended December 31, 2025. As of December 31, 2025, the amounts due to and from this affiliate were $844,323 and $175,820, respectively. The net amount due to this affiliate was $668,503 and is included in accounts payable and other liabilities on the Statement of Financial Condition.

The Company provides clearing and settlement support to an overseas affiliate. The related costs the Company charged to this affiliate amounted to $267,267 for the year ended December 31, 2025 and is included in other revenue on the Statement of Operations. This affiliate also serves as a counterparty for certain matched principal trades where the Company serves as a counterparty to both the buyer and the seller. The Company had securities failed-to-deliver and securities failed-to-receive balances with this affiliate as of December 31, 2025. The securities failed-to-deliver balance with this affiliate was $38,425,616 and is included within receivables from broker-dealers, clearing organizations and customers on the Statement of Financial Condition. The securities failed-to-receive balance with this affiliate was $41,610,807 and is included within payables to broker-dealers, clearing organizations and customers on the Statement of Financial Condition.

Pursuant to an intermediary services agreement with an affiliate, the affiliate provides intermediary services to the Company for sales and customer support certain users located in Canada that trade U.S. products. The related costs charged by this affiliate to the Company amounted to $242,143 for the year ended December 31, 2025 and is included in service agreement fees to affiliates in the Statement of Operations. As of December 31, 2025, the amount due to this affiliate was $42,849 and is included in accounts payable and other liabilities on the Statement of Financial Condition.

An affiliate provides sales and customer support to the Company for certain clients located in Latin America. The related costs charged by this affiliate to the Company amounted to $666,357 and are included in service agreement fees to affiliates in the Statement of Operations for the year ended December 31, 2025. As of December 31, 2025, the amount due to this affiliate was $47,583 and is included in accounts payable and other liabilities on the Statement of Financial Condition.

Pursuant to an intercompany services agreement, the Company provides personnel services to affiliates over which the Parent has a controlling stake. The related costs the Company charged to these affiliates amounted to $354,401 and are included in service agreement fees from affiliates for the year ended December 31, 2025. In addition, as a result of the RFQ-hub merger, the Company has existing intercompany receivables and payables with these entities. As of December 31, 2025, the Company had amounts of $2,542,189 and $1,158,003 due from certain of these affiliates, which are included in accounts receivable on the Statement of Financial Condition, and an amount of $665,318 due to one of these affiliates, which is included in accounts payable and other liabilities on the Statement of Financial Condition.

10. Stock-based Compensation Plans

Certain of the Company's employees participate in the Parent's stock incentive plan, which provides for the grant of restricted stock, restricted stock units, performance shares, performance stock units (collectively, "Full Value Awards"), stock options and other stock-based awards as incentives to encourage employees, consultants and non-employee directors to participate in the long-term success of the Parent. Stock compensation expense related to Full Value Awards and stock options was $17,180,354 and is included in employee compensation and benefits in the Statement of Operations.

Stock Options

The exercise price of each option granted is equal to the market price of the Parent's common stock on the date of grant. Generally, option grants have provided for vesting over a three-year period. Options generally expire in six years from the date of grant. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Parent's stock price as well as assumptions regarding a number of complex and subjective variables, including the expected stock price volatility over the term of the awards, the risk-free interest rate, the expected dividend yield rate and the expected term. Expected volatilities are based on historical volatility of the Parent's stock. The risk-free interest rate is based on U.S. Treasury securities with a maturity value approximating the expected term of the option. The dividend yield rate is based on the expected annual dividends to be paid divided by the expected stock price. The expected term represents the period of time that options granted are expected to be outstanding based on actual and projected employee stock option exercise behavior.

The following table reports stock option activity for the year ended December 31, 2025 and the intrinsic value as of December 31, 2025:

	Number of Shares	Weighted Average Exercise Price ($)	Remaining Contractual Term	Intrinsic Value ($)
Outstanding at January 1, 2025	17,110	390.94		
Granted	2,621	193.49		
Cancelled	(740)	374.44		
Forfeited	—	—		
Exercised	—	—		
Outstanding at December 31, 2025	18,991	364.33	2.0	—
Exercisable at December 31, 2025	15,205	404.80	1.3	—

The intrinsic value is the amount by which the closing price of the Parent's common stock on December 31, 2025 of $181.25 or the price on the day of exercise exceeds the exercise price of the stock options multiplied by the number of shares. As of December 31, 2025, there was $174,529 of total unrecognized compensation cost related to unvested stock options. That cost is expected to be recognized over a weighted-average period of 1.8 years.

Annual Service-Based Restricted Stock and Restricted Stock Unit Awards

The Parent's annual compensation program includes share-based compensation awards as a component of certain employees' total compensation. These awards generally vest ratably over a three-year period, subject to continued service to the Parent or one of its subsidiaries. In addition, the Parent grants share-based compensation awards in conjunction with certain new hires and for retention purposes. These awards also generally vest over a three-year period. Such share-based compensation awards are expensed over the requisite service period.

Annual Performance-based Performance Stock Unit Awards

The Parent grants performance stock unit awards to certain executives and certain senior managers of the firm as a component of their total compensation and in conjunction with certain new hires and for retention purposes. Annual performance stock unit awards generally cliff-vest on the third anniversary of the grant date based on the certification of certain performance metrics and subject to the applicable employee's continued service with the Parent or one of its subsidiaries.

In February 2023, February 2024 and February 2025, annual performance stock units were granted with a three-year performance period that will vest based on the level of achievement by the Parent of certain predetermined metrics, including pre-tax adjusted operating margin, U.S. credit market share and revenue growth excluding U.S. credit for the following three fiscal years, including the year of grant. The final awarded payout for the awards granted in 2023, 2024 and 2025 will range from zero to 200%. Subject to the grantee's continued service, any performance stock unit award awarded to a participant will vest on the three-year anniversary of the grant date. Compensation expense for the three-year performance stock units is measured at the grant date and expensed over the requisite service period with performance target achievement assessed at the end of each reporting period.

The following table reports the Company's performance payout estimates for three-year performance period awards as of December 31, 2025, as well as the target and maximum share payouts for each award date granted:

Award Date	2025 Estimate	Target	Maximum
February 15, 2023	1,828	4,285	8,570
February 15, 2024	7,852	8,015	16,030
February 15, 2025	8,837	9,262	18,524

The following table reports Full Value Awards activity during the year ended December 31, 2025:

	Number of Restricted Shares	Weighted-Average Grant Date Fair Value
Outstanding at January 1, 2025	125,107	$ 259.78
Transfer of employees from affiliate	246	263.56
Transfer of employees to affiliate	(911)	223.14
Granted	107,130	198.22
Performance share pay-out	4,228	359.48
Forfeited	(17,804)	225.58
Vested	(62,935)	279.98
Outstanding at December 31, 2025	155,061	215.92

As of December 31, 2025, there was $22,695,367 of total unrecognized compensation expense related to Full Value Awards. That cost is expected to be recognized over a weighted-average period of 1.8 years.

Employee Stock Purchase Plan

The Parent maintains the MarketAxess Holdings Inc. 2022 Employee Stock Purchase Plan (the "ESPP") pursuant to which a total of 121,221 shares of the Parent's Common Stock will be made available for purchase by employees. For the year ended December 31, 2025, the Parent issued 10,343 shares of common stock under the ESPP. As of December 31, 2025, there were 97,712 shares available for purchase under the ESPP.

11. Borrowings, Commitments and Contingencies

Uncommitted Collateralized Agreements

In connection with its self-clearing operations, the Company maintains agreements (the "Collateralized Agreements") with a settlement bank to allow the Company to borrow in the aggregate of up to $450,000,000 on an uncommitted basis, collateralized by eligible securities pledged by the Company to the settlement bank, subject to certain haircuts. Borrowings under the Collateralized Agreements will bear interest at a base rate per annum equal to 1.00% plus the higher of (i) the upper range of the Federal Funds Rate, (ii) one-month SOFR plus an applicable margin or (iii) 0.25%. The Company incurred no interest expense on borrowings under the Collateralized Agreements during the year ended December 31, 2025. As of December 31, 2025, the Company had no borrowings outstanding and up to $450,000,000 in available uncommitted borrowing capacity under the Collateralized Agreements.

Short-term Financing

Under an arrangement with its settlement bank, the Company may receive overnight financing in the form of bank overdrafts. The Company incurred interest expense on such overnight financing of $158,621 during the year ended December 31, 2025. As of December 31, 2025, the Company had no overdrafts payable outstanding.

Legal

In the normal course of business, the Company may be involved in various lawsuits, proceedings and regulatory examinations. The Company assesses its liabilities and contingencies in connection with outstanding legal proceedings, if any, utilizing the latest information available. For matters where it is probable that the Company will incur a material loss and the amount can be reasonably estimated, the Company will establish an accrual for the loss. Once established, the accrual will be adjusted to reflect any relevant developments. When a loss contingency is not both probable and estimable, the Company does not establish an accrual.

Based on currently available information, the outcome of the Company's outstanding matters is not expected to have a material adverse impact on the Company's financial position. It is not presently possible to determine the ultimate exposure to these matters and there is no assurance that the resolution of the outstanding matters will not significantly exceed any reserves accrued by the Company.

Other

The Company executes securities transactions between its institutional investor and broker-dealer clients on a matched principal basis by serving as counterparty to both the buyer and the seller in trades. The Company settles such transactions pursuant to its self-clearing operations or through the use of third-party clearing brokers or settlement agents. Settlement typically occurs within one to two trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded. Under both the self-clearing and the third-party clearing models, the Company may be exposed to credit risk in the event a counterparty does not fulfill its obligation to complete a transaction or if there is an error in executing a matched principal transaction. Pursuant to the terms of the securities clearing agreements, each third-party clearing broker has the right to charge the Company for any losses they suffer resulting from a counterparty's failure on any of the Company's trades. The Company did not record any liabilities or losses with regard to counterparty failures for the year ended December 31, 2025.

In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and indemnification provisions. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

12. Retirement and Deferred Compensation Plans

The Parent offers the Company's employees the opportunity to participate in a defined contribution 401(k) plan (the "401(k) Plan"). Participation in the 401(k) Plan is available to all full-time employees of the Company. The Company made $7,685,758 in matching contributions to the 401(k) Plan for the year ended December 31, 2025.

MarketAxess Corporation
Notes to Financial Statements
(Continued)

The Parent offers a non-qualified deferred cash incentive plan to certain officers and other employees. Under the plan, eligible employees may defer up to 100% of their annual cash incentive pay. The Parent has elected to fund its deferred compensation obligations through a rabbi trust. The rabbi trust is subject to creditor claims in the event of insolvency, but such assets are not available for general corporate purposes. Assets held in the rabbi trust are invested in mutual funds, as selected by the participants, which are designated as trading securities and carried at fair value. As of December 31, 2025, the fair value of the mutual fund investments and deferred compensation obligation was $5,607,114. Dividends and realized and unrealized gains and losses on the securities held in the rabbi trust are recognized as trading gains and losses and included in investment gains/(losses) on the Statement of Operations. The offsetting increase or decrease in the deferred compensation obligation is recorded in employee compensation and benefits. For the year ended December 31, 2025, the trading gains were $779,629 with the offsetting impact included in employee compensation and benefits.

13. Segment Information

The Company's end-to-end trading solutions comprise one reportable segment. The Company's end-to-end trading solutions segment includes the operation of electronic platforms for the trading of fixed-income securities and related data, analytics and compliance tools. The Company considers its operations to constitute a single business segment because of the highly integrated nature of these products and services within the trading lifecycle, the use of a single inter-connected suite of technology solutions underlying all services, the financial markets in which the Company competes and the Company's worldwide business activities.

The accounting policies of the Company's reportable segment are the same as those described in the summary of significant accounting policies. The Company's Chief Operating Decision Maker ("CODM") is its Chief Executive Officer. The CODM assesses performance of the Company overall and decides how to allocate resources based on net income that is reported on the statement of operations as net income. The measure of segment assets is reported on the statement of financial condition as total assets. The CODM uses net income to evaluate income generated from segment assets in deciding whether to reinvest profits into the Company's end-to-end trading solutions or into other areas, such as to pay dividends to the Parent. Net income is used to monitor budget versus actual results. The revenue, significant segment expenses and net income reviewed by the CODM conform to the presentation of such items in the statement of operations. In addition to the above measures, the CODM also reviews the Company's regulatory net capital under Rule 15c3-1 of the Securities and Exchange Commission and manages the business with the goal of maintaining regulatory compliance.

14. Cash and Cash Equivalents and Restricted Cash

The following table provides a reconciliation of cash and cash equivalents together with restricted or segregated cash as reported within the Statement of Financial Condition to the sum of the same such amounts shown in the Statement of Cash Flows as of December 31, 2025:

	Statement of Financial Condition Location		
Cash and cash equivalents	Cash and cash equivalents	$	204,986,841
Cash segregated for regulatory purposes	Cash segregated under federal regulations		48,721,668
Restricted cash deposits with clearing organizations and broker-dealers	Receivables from broker-dealers, clearing organizations and customers		75,333,883
Other restricted cash deposits	Prepaid expenses and other assets		172,000
Total		$	329,214,392

15. Subsequent Events

The Company evaluated whether any other events or transactions occurred subsequent to the date of the Statement of Financial Condition through February 27, 2026, and determined that there were no additional material events or transactions that would require recognition or disclosure in these Financial Statements, except for the following:

On February 18, 2026, the Company entered into a closing agreement with New York State on its tax liability for the 2015-2023 period. The Company is no longer subject to income tax examination by New York State for years before 2024. The Company is still under income tax exam by New York City for tax years 2016 through 2018.

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission and
Rule 1.17 of the Commodity Futures Trading Commission
December 31, 2025   **Supplementary Schedule I**

Net Capital

Total shareholder's equity	$	791,676,739
Deductions		
Nonallowable assets		
Mutual funds held in rabbi trust, at fair value	$	5,607,114
Accounts receivable, net		46,231,956
Goodwill		198,097,052
Intangible assets, net		70,801,324
Equipment and software development costs, net		86,385,690
Prepaid expenses and other assets		30,034,872
Aged fail-to-deliver		11,629,541
Other deductions and charges		9,269,933
Net Capital before haircuts on securities positions		333,619,257
Haircuts on securities		(2,298,439)
Net capital		**331,320,818**
Required net capital		2,158,840
Excess net capital	$	**329,161,978**
Net capital in excess of the greater of:		
5% of aggregate debits or 120% of min net capital req	$	**325,923,719**

There are no material differences between the computation above and the Company's unaudited amended FOCUS Report as of December 31, 2025 as filed on February 25, 2026.

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
**Computation for Determination of Reserve Requirement Under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2025**   **Supplementary Schedule II**

Free credit balances and other credit balances in customers' security accounts	$	59,846,189
Customers' securities failed to receive		57,111,951
Total credits		**116,958,140**
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection		38,217,476
Failed to deliver of customers' securities not older than 30 calendar days.		69,724,510
Aggregate debits		107,941,986
Less 3%		(3,238,260)
Total debits		**104,703,726**
Excess of total credits over debits	$	**12,254,414**
Amount held in reserve bank account	$	48,721,668

There are no material differences between the computation above and the Company's unaudited amended FOCUS Report as of December 31, 2025 as filed on February 25, 2026.

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2025   **Supplementary Schedule III**

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control for which instructions to reduce to possession or control had been issued but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3: —

      A. Number of items —

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3: —

      A. Number of items —